Exhibit (a)(1)-6

                              KALMIA INVESTORS, LLC
                         601 CARLSON PARKWAY, SUITE 200
                              MINNETONKA, MN 55305
                                FOR INFORMATION:
                                 (800) 547-0854

July 29, 2003

To Holders of Units of Limited Partnership Interests of Westin Hotels Limited Partnership

Dear Unit Holder:

Reference is made to the Offer to Purchase and Agreement of Sale (together, our "Offer") by Kalmia Investors, LLC ("Kalmia") mailed to you on July 24, 2003 relating to our offer to purchase your units of limited partnership interest ("Units") in Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership").

Kalmia hereby waives the condition that at least 58,200 Units be tendered in the Offer. Kalmia also has extended to Expiration Date by five (5) business days. The Expiration Date is now August 29, 2003.

Kalmia has offered to purchase up to 79,917 units of limited partnership interest ("Units") in the Partnership at a purchase price of $550 per Unit, in cash, without interest, less the amount of any distributions declared or paid on or after July 7, 2003 in respect of that Unit (the "Purchase Price"), upon the terms and subject to the conditions set forth Offer, as each may be supplemented or amended from time to time. Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by Kalmia. The 79,917 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of Kalmia, approximately 58.94% of the Units outstanding as of the date of the Offer.

TO TENDER TO US, PLEASE READ THE PROCEDURES DESCRIBED IN OUR OFFER. IF YOU HAVE ALREADY TENDERED TO WINDY CITY AND WANT TO TENDER TO US INSTEAD, BE SURE TO SEND WINDY CITY A WITHDRAWAL NOTICE SO THAT IT IS RECEIVED NO LATER THAN AUGUST 4, 2003.

FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE WITH THE PROCEDURE OF TENDERING YOUR UNITS PLEASE CALL KALMIA'S TOLL-FREE INFORMATION LINE AT (800) 547-0854.

If we extend the Offer we will make a public announcement no later than 9:00 a.m. Eastern time, on the business day following the scheduled expiration date of the Offer, stating the extended expiration date and the approximate number of Units tendered to date.

BEFORE TENDERING, BE SURE TO READ "RISKS AND FACTORS TO CONSIDER BEFORE TENDERING" IN THE OFFER TO PURCHASE.

Please consider the Offer carefully. If you have any questions, please call us on our toll-free information line at (800) 547-0854. Thank you for your continued consideration.

                                        Very truly yours,

                                        Kalmia Investors, LLC

THIS LETTER IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN OFFER TO SELL THE UNITS. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE AND IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF KALMIA ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.